UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MYOVANT SCIENCES LTD.
(Name of Issuer)
Common Stock, par value $0.000017727 per share
(Title of Class of Securities)
G637AM102
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,920,625
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,920,625
(9)	Aggregate amount beneficially owned by each reporting person 3,920,625 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.37% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the Issuer’s Common Stock is comprised of 3,920,625 shares of Common Stock held directly by Millennium Pharmaceuticals, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 89,623,564 shares of Common Stock outstanding as of November 1, 2019 as reported on the Issuer’s Form 10-Q filed on November 12, 2019.

Page 2 of 2 pages

CUSIP No. G637AM102

(1)	Names of reporting persons Millennium Pharmaceuticals, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,920,625
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,920,625
(9)	Aggregate amount beneficially owned by each reporting person 3,920,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.37% (1)
(12)	Type of reporting person (see instructions) CO

(1) Based on 89,623,564 shares of Common Stock outstanding as of November 1, 2019 as reported on the Issuer’s Form 10-Q filed on November 12, 2019.

Page 3 of 3 pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by Takeda Pharmaceuticals International AG with respect to the Common Stock of the Issuer on March 6, 2017 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined. This Amendment No. 1 is filed solely to update the number of shares of Common Stock owned by the Reporting Persons after the sale by Millennium Pharmaceuticals, Inc. of 3,500,000 shares pursuant to a stock purchase agreement dated November 25, 2019.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership
The information requested in Item 4 is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G. Ownership is stated as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.

Page 4 of 4 pages

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

MILLENNIUM PHARMACEUTICALS, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Attorney-in-fact

Page 5 of 5 pages

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company

Exhibit 99.2	Joint Filing Agreement

Exhibit 99.3	Power of Attorney